WOODSIDE
AUSTRALIAN ENERGY

02 MAY 14 AM 10:30

23 April 2002

02034126

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED SUPPL
MAY 29 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release *in relation to a Sydney company winning a A$17.5 million contract* for North West Shelf Expansion, lodged with the Australian Stock Exchange ("ASX") on 22 April 2002.
- Drilling Report in relation to Mutineer-2 (WA-191-P) lodged with the ASX on 23 April 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlw 5/21

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday 22 April 2002
11.00am (WST):

SYDNEY COMPANY WINS A$17.5 MILLION CONTRACT FOR NORTH WEST SHELF EXPANSION

Woodside Energy Ltd., on behalf of the North West Shelf Venture, today announced the award of a A$17.5 million contract for the preparation of the shore crossing for the Venture's second offshore gas trunkline.

The contract has been awarded to WestHam Dredging Company Pty Ltd a Sydney-based company and will involve drilling, blasting and dredging of the near-shore area.

WestHam has extensive drilling and blasting experience close to major operating gas and petrochemical facilities and will use a jack-up drilling platform to undertake the work. The shore-crossing program will take seven months to complete, with the program to be finished by May 2003.

Roy Thompson, Woodside's General Manager NWSV Offshore Projects said that the contract provided further opportunities for the Australian offshore marine workforce.

"At its peak, the second trunkline project will have up to 400 personnel undertaking the various installation, dredging, rock-dumping and tie-in activities offshore," Mr Thompson said.

"In January, we announced the award of a A$100 million pipeline installation contract which alone will employ up to 280 Australian workers offshore during the four-month installation program. That program also includes specialist training of the Australian workforce in the most up-to-date welding and installation techniques to meet the technical requirements of the job."

The A$800 million second trunkline is an integral part of the major expansion of the Venture's gas production and liquefaction facilities currently under construction.

The trunkline will link the Venture's offshore gas production and onshore gas processing facilities near Karratha in Western Australia and has been designed to provide extra capacity to meet increased demand from existing Japanese and Western Australian customers, as well as for prospective gas-related projects on the Burrup.

A fourth LNG train with a capacity of 4.2 million tonnes of LNG a year is being built as part of the expansion project, with first LNG scheduled for mid-2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs

W: (08) 9348 5034 M: (0417) 916 538

INVESTMENT INQUIRIES

Woodside Energy Ltd.

Geoff Wedgwood, Investor Relations Manager

W: (08) 9348 4283 M: (0419) 944 297

23 April 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Mutineer-2 exploration well located in the Carnarvon Basin of the North West Shelf was spudded on 20 April 2002.

Since spudding, the 36 inch and 17½ inch hole sections have been drilled and cased and the current operation is running blow out preventers prior to drilling ahead.

The Sedco 702 drilling rig is drilling the well. The well location is approximately 2.2 kilometres north of the Mutineer-1B oil discovery well. Water depth at the location is 173 metres and the planned total depth is 3250 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% - Operator), Mobil Australia Resources Company Pty. Ltd (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary